SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32221; 812-14567

FS Global Credit Opportunities Fund, et al.; Notice of Application

August 17, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(c) and 18(i) of the Act and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares ("Shares") with sales loads and/or asset-based distribution and/or service fees and contingent deferred sales loads ("CDSCs").

Applicants: FS Global Credit Opportunities Fund (the "Master Fund"), FS Global Credit Opportunities Fund-ADV ("FSGCO-ADV") and FS Global Advisor, LLC (the "Adviser").

Filing Dates: The application was filed on October 16, 2015, and amended on February 18, 2016, June 3, 2016 and August 4, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 9, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, 201 Rouse Boulevard, Philadelphia, PA 19112.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   FSGCO-ADV and the Master Fund are non-diversified closed-end management investment companies registered under the Act and organized as Delaware statutory trusts.[1] FSGCO-ADV invests substantially all of its assets in shares of the Master Fund. The Master Fund's primary investment objective is to generate an attractive total return consisting of a high level of current income and capital appreciation, with a secondary objective of capital preservation. The Master Fund primarily invests in a portfolio of secured and unsecured floating and fixed rate loans, bonds and other types of credit instruments.

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[1] The Master Fund currently serves as the master fund in a master-feeder structure operating in accordance with section 12(d)(1)(E) of the Act. The Master Fund will not issue multiple classes of its shares and is an applicant because of the master-feeder structure.

2.   The Adviser, a Delaware limited liability company, is registered with the

Commission as an investment adviser under the Investment Advisers Act of 1940 and serves as

investment adviser to the Master Fund.

3.   FSGCO-ADV's Shares[2] are currently offered in a continuous public offering pursuant

to a registration statement under the Securities Act of 1933 and the Act. FSGCO-ADV's Shares

are not offered or traded in a secondary market and are not listed on any securities exchange or

quoted on any quotation medium. Applicants do not expect that a secondary market will develop

for the Shares.

4.   FSGCO-ADV currently has outstanding a single class of Shares. FSGCO-ADV

accepts subscriptions for Shares on a continuous basis and issues Shares at weekly closings at its

then-current net asset value per Share without a sales load, but Shares are subject to an annual

distribution fee of 0.67% of net asset value and a CDSC of up to 2.0% of the aggregate net asset

value of a Shareholder's Shares repurchased by the Fund if Shares are tendered for repurchase

within three years. The Fund proposes to offer multiple classes of Shares that would be offered

at net asset value and may also charge front-end sales loads, CDSCs, and/or annual asset-based

service and/or distribution fees. Each class of Shares of any Fund would comply with the

provisions of rule 12b-1 under the Act or any successor thereto or replacement rule, as if that rule

applied to closed-end management investment companies, and with the provisions of rule

2830(d) of the Conduct Rules of the National Association of Securities Dealers Inc., or any

successor thereto or replacement rule ("NASD Conduct Rule 2830")[3], as if that rule applied to

the Funds.

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[2] The term "Shares" includes any other equivalent designation of a proportionate ownership interest (such as interests or units) in the Funds (as defined below). The holders of Shares are referred to as "Shareholders".

[3] All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the

5.   Applicants request that the order also apply to any other continuously offered

registered closed-end management investment company, existing now or in the future, for which

the Adviser or any entity controlling, controlled by, or under common control with the Adviser

acts as investment adviser, and which either (a) provides periodic liquidity with respect to its

Shares pursuant to rule 13e-4 under the Securities Exchange Act of 1934 ("1934 Act") or (b)

operates as an "interval fund" pursuant to rule 23c-3 under the Act (each, a "Future Fund" and,

together with FSGCO-ADV, the "Funds").[4]

6.   In order to provide Shareholders with a limited degree of liquidity, FSGCO-ADV

may from time to time offer to repurchase Shares at their then current net asset value in

accordance with the requirements of rule 13e-4 under the 1934 Act and section 23(c)(2) of the

Act.[5] FSGCO-ADV may repurchase Shares on such terms as may be determined by its Board[6]

in its complete and absolute discretion unless, in the judgment of the majority of the directors or

trustees who are not "interested persons" of such Fund within the meaning of section 2(a)(19) of

the Act, such repurchases would not be in the best interests of its Shareholders or would violate

applicable law.[7] FSGCO-ADV will offer to repurchase Shares at a price equal to the net asset

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Financial Industry Regulatory Authority ("FINRA").

[4] Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of the application. Applicants represent that each entity presently intending to rely on the order requested in the application is listed as an applicant.

[5] To date, the Master Fund has not conducted repurchase offers for its shares. To the extent the Master Fund is required in the future to conduct repurchase offers for its shares in order to allow FSGCO-ADV to satisfy repurchase requests under its Share repurchase program, it will do so in accordance with the requirements of rule 13e-4 under the 1934 Act and section 23(c)(2) of the Act.

[6] The boards of trustees or similar governing body of each Fund is referred to herein as a "Board".

[7] The Funds may subject Shares to an "early withdrawal charge" (a "Repurchase Fee") at a rate of up to 2.00% of the aggregate net asset value of a Shareholder's Shares repurchased by the Fund if the interval between the date of the Shareholder's purchase of Shares and the date on which the applicable Fund repurchases such Shares is less than one year. Any Repurchase Fee will apply equally to all Shareholders of the applicable Fund, regardless of the class of Shares held by such Shareholders, consistent with section 18 of the Act and rule 18f-3 thereunder. To the extent a

value per Share in effect on each date of repurchase. The applicants anticipate that any Future

Funds will offer to repurchase Shares on a quarterly basis.

7.   Applicants represent that any asset-based service and/or distribution fees will comply

with the provisions of NASD Conduct Rule 2830. Applicants also represent that each Fund will

disclose in its prospectus the fees, expenses and other characteristics of each class of Shares

offered for sale by the prospectus as is required for open-end multiple class funds under Form

N-1A. As if they were open-end investment companies, the Funds will disclose fund expenses

borne by holders of each class of Shares during the reporting period in Shareholder reports and

describe in their prospectuses any arrangements that result in breakpoints in, or elimination of,

sales loads.[8] Each Fund will also comply with any requirements that may be adopted by the

Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations

about the costs and conflicts of interest arising out of the distribution of open-end investment

company shares, and regarding prospectus disclosure of sales loads and revenue sharing

arrangements as if those requirements applied to the Funds.[9]

8.   All expenses incurred by a Fund will be allocated among its various classes of Shares

based on the respective net assets of such Fund attributable to each class of Shares, except that

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Fund determines to waive, impose scheduled variations of or eliminate the Repurchase Fee, the Fund will comply with the requirements of rule 22d-1 under the Act as if the Repurchase Fee were a CDSC and as if the Fund were an open-end investment company. The Fund's waiver, scheduled variation or elimination of the Repurchase Fee will apply uniformly to all Shareholders of the Fund, regardless of the class of Shares held by such Shareholders.

[8] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

[9] See Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

the net asset value and expenses of each class of Shares will reflect the expenses associated

asset-based service and/or distribution fees, Shareholder service fees, and any other incremental

expenses of that class of Shares. Expenses of a Fund allocated to a particular class of Shares will

be borne on a pro rata basis by each outstanding Share of that class. Applicants state that each

Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end

investment company.

9.	If the Funds offer an exchange privilege or conversion feature on certain future

classes of Shares, any such privilege or feature introduced in the future will comply with rule

11a-1, rule 11a-3 and rule 18f-3 under the Act as if the Fund were an open-end investment

company.

10.	If the requested relief is granted, FSGCO-ADV, and any other Fund that imposes a

CDSC, will comply with rule 6c-10 as if that rule applied to closed-end management investment

companies. Applicants further state that any Fund that imposes a CDSC will apply the CDSC

(and any waivers or scheduled variations of the CDSC) uniformly to all Shareholders in a given

class and consistently with the requirements of rule 22d-1 under the Act.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.	Section 18(c) of the Act provides, in relevant part, that a closed-end investment

company may not issue or sell any senior security if, immediately thereafter, the company has

outstanding more than one class of senior security. Applicants state that the creation of multiple

classes of Shares of a Fund may be prohibited by section 18(c) of the Act.

2.	Section 18(i) of the Act provides that each share of stock issued by a registered

management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of Shares of a Fund may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class of Shares.

3.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(c) and 18(i) to permit the Funds to issue multiple classes of Shares.

4.   Applicants believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders. Applicants submit that the proposed arrangements would permit the Funds to facilitate the distribution of Shares through diverse distribution channels and provide investors with a broader choice of fee options. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

CDSCs

5.　　Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs, subject to certain conditions. FSGCO-ADV currently imposes a CDSC. If the requested relief is granted, FSGCO-ADV, and any other Fund that imposes a CDSC, will comply with rule 6c-10 as if that rule applied to closed-end management investment companies and will make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that any Fund that imposes a CDSC will apply the CDSC (and any waivers or scheduled variations of the CDSC) uniformly to all Shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act.

Asset-Based Service and/or Distribution Fees

6.　　Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

7.　　Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to permit the Funds to impose asset-based service and/or distribution fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

8.   For the reasons stated above, applicants submit that the exemptions requested under section 6(c) are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants also believe that the requested relief meets the standards for relief in section 17(d) of the Act and rule 17d-1 thereunder.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each applicant will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the Act, as amended from time to time, or any successor rules thereto, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary